# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Palmer Square Capital BDC Inc., CIK 0001794776
CUSIP: 69702V107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1900 Shawnee Mission Parkway, Suite 315, Mission Woods, Kansas (KS), 66205
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001373442

## Reporting persons
- Mariner, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Kansas (KS); sole voting power 0; shared voting power 3,198,268; sole dispositive power 0; shared dispositive power 3,198,268; aggregate amount beneficially owned 3,198,268 (10.6% of the class)
- Mariner Wealth Advisors, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Kansas (KS); sole voting power 0; shared voting power 3,198,268; sole dispositive power 0; shared dispositive power 3,198,268; aggregate amount beneficially owned 3,198,268 (10.6% of the class)

## Item 1. Issuer
Name of issuer: Palmer Square Capital BDC Inc.
Address of issuer's principal executive offices: 1900 Shawnee Mission Parkway, Suite 315, Mission Woods, Kansas 66205

## Item 2. Person Filing
Name of person filing: Mariner, LLC and Mariner Wealth Advisors, LLC are each individually referred to herein as a Reporting Person and collectively as the Reporting Persons.
Address of principal business office or, if none, residence: The address of each Reporting Person is 5700 W. 112th Street, Suite 500, Overland Park, Kansas 66211
Citizenship: Each Reporting Person is organized under the laws of Kansas.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover pages.
Percent of class: See row 11 of the cover pages.
Sole power to vote or to direct the vote: See row 5 of the cover pages.
Shared power to vote or to direct the vote: See row 6 of the cover page.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages.
Shared power to dispose or to direct the disposition:
See row 8 of the cover pages.

Percent of class set forth in row 11 of each cover page is based on the number of shares of common stock outstanding as of November 3, 2026 (30,138,536 shares) as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 4, 2026.

Since December 31, 2024, the quarter-end in which the Reporting Persons first beneficially held 5% or more of the common shares, through September 30, 2026, the Reporting Persons' beneficial ownership percentage at each quarter-end has been in a range between 6.9% and 11.3%.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients of Mariner, LLC may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Mariner, LLC, a registered investment adviser, is a wholly owned subsidiary of Mariner Wealth Advisors, LLC.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filer Agreement

The undersigned hereby agree and acknowledge that the Schedule 13G, as amended, to which this agreement is attached as an exhibit is filed on behalf of each of them, and any amendments or supplements to the Schedule 13G shall also be filed on behalf of each of them.

Mariner, LLC
/s/ Anne Dorian
Anne Dorian, Chief Risk Officer & Chief Compliance Officer
11/10/26

Mariner Wealth Advisors, LLC
/s/ Anne Dorian
Anne Dorian, Chief Risk Officer & Chief Compliance Officer
11/10/26

## Signatures
- Mariner, LLC: /s/ Anne Dorian, Anne Dorian, Chief Risk Officer & Chief Compliance Officer (11/10/2026)
- Mariner Wealth Advisors, LLC: /s/ Anne Dorian, Anne Dorian, Chief Risk Officer (11/10/2026)